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                             July 21, 2023

       Jonathan Klamkin
       Chief Executive Officer
       Aeluma, Inc.
       27 Castilian Drive
       Goleta, California 93117

                                                        Re: Aeluma, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 6, 2023
                                                            File No. 333-273149

       Dear Jonathan Klamkin:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 6, 2023

       Executive Compensation, page 50

   1. Please update the disclosure in this section. For example, revise this section to include compensation
information for each of the company's last two completed fiscal years in a
                                                        Summary Compensation
Table. For guidance, see Item 402(n) of Regulation S-K. In
                                                        addition, update the
table on page 50 to present the information as of the end of the company's last
completed fiscal year. As another example, expand the disclosure in the
                                                        Compensation Paid to
Directors section on page 51 to provide the compensation
                                                        information of the
directors for the company's last completed fiscal year. For guidance, see Item 402(r) of
Regulation S-K.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Jonathan Klamkin
Aeluma, Inc.
July 21, 2023
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any questions.



                                                           Sincerely,
FirstName LastNameJonathan Klamkin
                                                           Division of
Corporation Finance
Comapany NameAeluma, Inc.
                                                           Office of
Manufacturing
July 21, 2023 Page 2
cc:       Louis Taubman, Esq.
FirstName LastName